Exhibit 99.1

CUPRINA HOLDINGS (CAYMAN) LIMITED

F-1

CUPRINA HOLDINGS (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2024	June 30, 2025	June 30, 2025
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	116,472	4,103,662	3,216,540
Accounts receivable, net	26,389	12,795	10,029
Contract assets	-	-	-
Deferred costs	1,272,202	-	-
Amount due from related parties	93,085	221,452	173,579
Other current assets	146,152	6,428,925	5,039,132
Inventories	1,730	-	-
Total current assets	1,656,030	10,766,834	8,439,280

Noncurrent assets
Property and equipment, net	58,065	44,361	34,771
Right-of-use assets	30,940	10,267	8,047
Investments at equity	-	-	-
Total noncurrent assets	89,005	54,628	42,818

TOTAL ASSETS	1,745,035	10,821,462	8,482,098

LIABILITIES
Current liabilities
Accruals and other payables	323,971	8,124	6,368
Amount due to related parties	5,625,996	2,934,650	2,300,243
Bank loan, current	55,250	47,882	37,531
Lease liabilities, current	35,812	13,215	10,358
Total current liabilities	6,041,029	3,003,871	2,354,500

Noncurrent liabilities
Bank loan, non-current	163,728	143,847	112,750
Lease liabilities, non-current	-	-	-
Total noncurrent liabilities	163,728	143,847	112,750

TOTAL LIABILITIES	6,204,757	3,147,718	2,467,250

COMMITMENTS AND CONTINGENCIES	-	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, US$0.001 par value, 25,000,000 shares authorized, 3,915,000 and 7,365,000 issued and outstanding at December 31, 2024 and June 30, 2025, respectively	5,264	9,666	7,576
Ordinary shares, Class B, US$0.001 par value, 25,000,000 shares authorized, 14,085,000 issued and outstanding at December 31, 2024 and June 30, 2025	18,939	18,939	14,845
Additional paid in capital	78,722	13,912,778	10,905,140
Accumulated deficit	(4,561,053)	(6,536,147)	(5,123,175)
Accumulated other comprehensive (loss) income	(1,594)	268,508	210,462
Total shareholders’ (deficit) equity	(4,459,722)	7,673,744	6,014,848

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	1,745,035	10,821,462	8,482,098

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

CUPRINA HOLDINGS (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Revenue	41,005	23,015	18,040
Cost of revenues	(22,642)	(22,630)	(17,738)

Gross profit	18,363	385	302

Operating expenses:
Selling, general and administrative expenses	(732,994)	(1,865,805)	(1,462,459)
Research and development costs	(71,797)	(123,850)	(97,076)
Total operating expenses	(804,791)	(1,989,655)	(1,559,535)

Loss from operations	(786,428)	(1,989,270)	(1,559,233)

Other income (expense):
Other income	151,835	46,688	36,595
Interest expense	(35,648)	(7,738)	(6,065)
Total other income, net	116,187	38,950	30,530

Loss before tax expense	(670,241)	(1,950,320)	(1,528,703)

Income tax expense	-	-	-

Loss before equity in net earnings of affiliates	(670,241)	(1,950,320)	(1,528,703)

Equity in net earnings of affiliates	(33,785)	(24,774)	(19,418)

Net loss	(704,026)	(1,975,094)	(1,548,121)

Other comprehensive (loss) income:
Foreign currency translation, net of income tax	(1,177)	270,102	211,712
Total comprehensive loss	(705,203)	(1,704,992)	(1,336,409)

Loss per share attributable to weighted average number of outstanding ordinary shares
Basic and diluted (cents)	(3.91)	(10.14)	(7.95)

Weighted average number of outstanding ordinary shares
Basic and diluted	18,000,000	19,476,796	19,476,796

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

CUPRINA HOLDINGS (CAYMAN) LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares, Class A		Ordinary shares, Class B		Additional		Accumulated other comprehensive	Total shareholders’
	Shares Outstanding	Par value	Shares Outstanding	Par value	paid-in capital	Accumulated deficit	(loss) income	(deficit) equity
		S$		S$	S$	S$	S$	S$
For the six months ended June 30, 2024

Balance as of January 1, 2024	3,915,000	5,264	14,085,000	18,939	78,722	(3,000,518)	309	(2,897,284)
Net loss	-	-	-	-	-	(704,026)	-	(704,026)
Foreign currency translation	-	-	-	-	-	-	(1,177)	(1,177)
Balance as of June 30, 2024	3,915,000	5,264	14,085,000	18,939	78,722	(3,704,544)	(868)	(3,602,487)
For the six months ended June 30, 2025

Balance as of January 1, 2025	3,915,000	5,264	14,085,000	18,939	78,722	(4,561,053)	(1,594)	(4,459,722)
Issuance of ordinary shares	3,450,000	4,402	-	-	13,834,056	-	-	13,838,458
Net loss	-	-	-	-	-	(1,975,094)	-	(1,975,094)
Foreign currency translation	-	-	-	-	-	-	270,102	270,102
Balance as of June 30, 2025	7,365,000	9,666	14,085,000	18,939	13,912,778	(6,536,147)	268,508	7,673,744

		US$		US$	US$	US$	US$	US$
Balance as of June 30, 2025	7,365,000	7,576	14,085,000	14,845	10,905,140	(5,123,175)	210,462	6,014,848

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

CUPRINA HOLDINGS (CAYMAN) LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(704,026)	(1,975,094)	(1,548,121)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	20,397	16,070	12,596
Write-off on property and equipment	-	2,245	1,760
Write-off on inventories	-	1,730	1,356
Lease related expenses	(771)	(1,924)	(1,508)
Foreign exchange (income) loss	(1,254)	143,011	112,095
Equity in net earnings of affiliate	33,785	24,774	19,418
Change in operating assets and liabilities:
Account receivable	(12,435)	13,571	10,637
Other current assets	(150,464)	(6,149,410)	(4,820,042)
Accruals and other payables	(42,000)	(315,847)	(247,568)
Advance to related parties, net	(5,415)	9,996	7,835

Net cash used in operating activities	(862,183)	(8,230,878)	(6,451,542)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,350)	(4,611)	(3,614)

Net cash used in investing activities	(2,350)	(4,611)	(3,614)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	-	17,606,040	13,800,000
Payments for deferred stock issuance cost	-	(2,628,743)	(2,060,466)
Repayments of bank loan	(8,654)	(27,249)	(21,358)
Advance from related parties, net	913,961	(2,691,346)	(2,109,537)

Net cash provided by financing activities	905,307	12,258,702	9,608,639

Net change in cash and cash equivalents	40,774	4,023,213	3,153,483

Foreign currency effect on cash and cash equivalents	(1,177)	(36,023)	(28,236)
Cash and cash equivalents - beginning of period	35,263	116,472	91,293

Cash and cash equivalents - end of period	74,860	4,103,662	3,216,540

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	221	63,598	49,850

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview

Cuprina Holdings (Cayman) Limited is an exempted company incorporated on September 22, 2023 under the laws of the Cayman Islands. The Company, through its subsidiaries, manufactures, supplies and sells of medical devices (i.e. primarily Maggot Debridement Therapy (“MDT”)), to manage and accelerate healing and closure of chronic wounds. The products are composed of nature-based bioactive, in the form of advanced wound dressings, derived from sustainable sources. These products have applications in the medical, cosmeceutical and nutraceutical industries and will be sold directly in Singapore, Malaysia, Saudi Arabia, Hong Kong and Mainland China through partnerships and rest of the world through distributorships. The Company and its subsidiaries are collectively referred to as the “Company”. The Company is headquartered in Singapore.

Reorganization of the Company’s legal structure (the “Reorganization”)

The Company began business operations on August 28, 2019 when Cuprina Pte. Ltd. was incorporated in Singapore. As part of the Reorganization for the purpose of the listing, Cuprina Holdings (BVI) Limited was incorporated in the British Virgin Islands on October 3, 2023.

The Reorganization was completed in January 2024. The Reorganization involved the transfer of 100% of the equity interests in Cuprina Pte. Ltd. from its original shareholders, Cuprina Holding Pte. Ltd. to Cuprina Holdings (BVI) Limited. Subsequently, 100% of the equity interests in Cuprina Holdings (BVI) Limited were transferred to the Company, Cuprina Holdings (Cayman) Limited. Consequently, Cuprina Holdings (Cayman) Limited became the holding company of all the entities mentioned above and resulted in a change in the reporting entity from Cuprina Pte. Ltd. to Cuprina Holdings (Cayman) Limited.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder, Cuprina Holding Pte. Ltd. controlled all these entities before and after the Reorganization. Cuprina Holding Pte. Ltd. owned 100.00% equity interest in all these entities before the Reorganization and 78.25% equity interest in all these entities through Cuprina Holdings (Cayman) Limited after the Reorganization.

In a transaction that is considered to be a transfer of net assets or exchange of equity interest between entities under common control, the receiving entity reflects the transfer as a change in the reporting entity on a retrospective basis. ASC 805-50-30-5 applies to transfers of net assets or exchange of equity interest between entities under common control and requires the receiving entity to reflect the transfer in a manner similar to a pooling of interests. A pooling of interests was the method of accounting for the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions (transfer of net assets or exchange of equity interest) had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. The assets and liabilities and results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

The consolidated financial statements of the Company include the following entities:

F-6

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Cuprina Holdings (Cayman) Limited	September 22, 2023	100%	Cayman Island	Holding business

Cuprina Holdings (BVI) Limited	October 3, 2023	100%	British Virgin Islands	Holding business

Cuprina Pte. Ltd.	August 28, 2019	100%	Singapore	Manufacture, distribution, and supply of medical devices

Cuprina United States Inc.	April 6, 2022	100%	United States	Holding business

Cuprina Malaysia Sdn. Bhd.	March 29, 2022	100%	Malaysia	Manufacture, distribution, and supply of medical devices

Cuprina (Beijing) Biotechnology Co., Ltd.	July 26, 2022	100%	China	Manufacture, distribution, and supply of medical devices

Cuprina Hong Kong Limited	May 17, 2022	100%	Hong Kong	Manufacture, distribution, and supply of medical devices

On April 11, 2025, the Company has completed the Initial Public Offering (“IPO”) of 3,000,000 Class A Ordinary Shares on Nasdaq Capital Market, at a public offering price of US$4.00 per share, and give rise to total gross proceeds of US$12.0 million. The Ordinary Shares were previously approved for listing on Nasdaq Capital Markets on April 9, 2025 and commenced trading under the ticker symbol “CUPR” on April 10, 2025.

On May 8, 2025, the Company has closed the sale of an additional 450,000 Class A Ordinary Shares of the Company, pursuant to the full exercise of the underwriter’s over-allotment option granted in connection with the Company’s IPO, at the IPO price of US$4.00 per share.

F-7

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies

Basis of presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and have been consistently applied in the preparation of the financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Significant account policies

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries. Significant inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s condensed consolidated financial statements include, but are not limited to, professional service revenue estimated for various projects, the useful lives and impairment of long-lived assets, and collectability of accounts receivable and other current assets. Actual results may differ from these estimates.

Cash Flows Reporting

We follow ASC 230, Statements of Cash Flows, for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category. We use the indirect or reconciliation method (“Indirect method”) as defined by ASC 230, Statement of Cash Flows, to report net cash flow from operating activities by adjusting net income (loss) to reconcile it to net cash flow from operating activities by removing the effects of all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and all items that are included in net (loss) income that do not affect operating cash receipts and payments.

F-8

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets, net, primarily consists of deposits, prepayments made to vendors or services providers for future services that have not been provided, and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and June 30, 2025, management believes that the Company’s other current assets are not impaired.

Inventory

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Deferred costs

Pursuant to ASC 340-10-25-2, deferred costs attributable to preproduction costs related to long-term supply arrangements shall be capitalized.

In addition, pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal and consulting fees related to the registration statement, and the expenses related to the SEC filing and printing.

As of June 30, 2025, the Company have completed its IPO, and the related deferred stock issuance cost have charged against the gross proceeds of the offering as a reduction of additional paid-in capital.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Property and equipment	Capitalize of lease term or expected useful life
Motor vehicles	5 years
Computers	3 years
Furniture and fittings	3 years
Renovation	5 years
Office equipment	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

F-9

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the six months ended June 30, 2024 and 2025, no impairment of long-lived assets was observed and recognized.

Investments at equity

Pursuant to ASC 323-30-25-1, the joint venture is accounted for using the equity method of accounting as the Company has the ability to exercise significant influence over operating and financial policies of the investee but do not have a controlling financial interest. Our judgment regarding the level of influence over an equity method investment includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy making decisions and material intercompany transactions. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of the equity method investee and a corresponding increase or decrease to the investment balance. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

As of December 31, 2024 and June 30, 2025, the investments at equity of the Company were S$nil and S$nil (US$nil), respectively.   There is a general presumption that equity method should be suspended and losses should not be recognized in excess of the total investment (including any additional advances). It is important that investors continue to track unrecognized equity method losses to determine when to record subsequent period equity method earnings. However, an investor may record losses in excess of the carrying amount of the investment if the investor has guaranteed the investee’s obligations or has committed to provide further financial support to the investee, as described in ASC 323-10-35-20.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	-	observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	-	other inputs that are directly or indirectly observable in the marketplace.
Level 3	-	unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, contract assets, inventories and liabilities, accounts payable, other payables to related parties, and accruals and other payables approximate their fair values because of their generally short maturities.

F-10

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

The Company follows the revenue requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASC allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services.

The Company generates revenue from the following streams:

Sales of Maggot Debridement Therapy Product

The Company recognizes revenue from the respective hospitals after 36 hours from the delivery of the vials to the hospital for their treatment of respective patients, as the storage life of the vials are only 36 hours from the production and this is when the customer could direct the use of and obtain the benefits of their service. Maggot Debridement Therapy product is typically sold without a discount for early payment, rebates or rights of return.

Payment terms are generally 30 days from the date of invoice. The point of invoice is typically upon completion of the overall service and treatment, as at this point the Company is able to conclude whether the patient will be receiving (i) ala carte orders, (ii) one (1) week packages, or (iii) one (1) month packages, and invoice accordingly. The Company’s product sales contracts are primarily with customers, which is the hospital. The revenue is earned at a point in time, when the customer received the vials or maggots for their treatment to the respective patients. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company’s performance obligations are satisfied upon 36 hours from the delivery of maggots for the treatment of respective patients from the doctor at the estimated net realizable amount for those services and goods.

Sales of Cosmeceutical Product

The Company provides sale of cosmeceutical product (including a hydrating balm product, a muscle energy cream and a pain relief muscle patch) to its customers. Revenue from sale of cosmeceutical product is recognized when the Company satisfies a performance obligation at a point in time which generally coincides with delivery and acceptance of the good sold. The customer would indicate the acceptance of the goods sold to them through acknowledgment on the delivery order. Cosmeceutical product is typically sold with a right of return and without discount for early payment and rebates. Accumulated experience is used to estimate and provide for such returns at the time of sale. There has been no event for return of goods since the launching of the product.

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only two reportable segments, being the Maggot Debridement Therapy Product and Cosmeceutical Product.

F-11

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Concentrations and credit risk

The Company maintains cash with banks in Singapore (“SGN”). Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for current expected credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

As of December 31, 2024 and June 30, 2025, the Company’s assets were located in Singapore, Malaysia, and United States of America, and the Company’s revenue was principally derived from the operation in Singapore.

For the six months ended June 30, 2024, customer A, customer B, customer C, customer D and customer E accounted for 38.4%, 13.5%, 12.4%, 9.8%, and 3.4% of the Company’s total revenue and 7.0%, 23.6%, 26.1%, 26.2% and 1.9% of the total accounts receivable as of June 30, 2024. For the six months ended June 30, 2025, customer C, customer E, customer F, customer G and customer H accounted for 40.7%, 12.5%, 21.1%, 10.1%, and 6.9% of the Company’s total revenue and 2.4%, 6.2%, 0.1%, 4.9%, and 0.0% of the Company’s total accounts receivable as of June 30, 2025, respectively.

For the six months ended June 30, 2024, none of the vendors consisted of more than 10.0% of the Company’s purchases. For the six months ended June 30, 2025, vendor A and vendor B accounted for 20.8% and 12.5% of the Company’s total purchases.

None of the vendors consisted of more than 10.0% of accounts payable as of June 30, 2024 and 2025.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

F-12

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Research and development

In connection with the design and development of products, the Company expensed all research costs as incurred, which primarily comprise internal and external costs related to execution of studies. For the six months ended June 30, 2024 and 2025, research and development expenses were S$71,797 and S$123,850 (US$97,076), respectively.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The Company follows ASC 850 Related Party Disclosures for the identification of related parties and disclosure of related party transactions.

Foreign currency translation

The accompanying condensed consolidated interim financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currencies of the Company are the Singapore Dollar, United State Dollars, Malaysia Ringgit, Chinese Renminbi   and Hong Kong Dollar.

Translations of the condensed consolidated interim balance sheet, condensed consolidated interim statement of income and condensed consolidated interim statement of cash flows from S$ into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$0.7838 = S$1, as set forth in the statistical release of the Monetary Authority Singapore on June 30, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the six months ended June 30, 2024 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognised as income in equal amounts over the expected useful life of the related asset.

F-13

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Leases

The Company adopted ASC 842 on January 1, 2019. The Company is a lessee of non-cancellable operating leases for its corporate office premises. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2024 and 2025, the Company did not have any impairment loss against its operating lease right-of-use assets.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company incurs a loss, diluted shares are not included, as their inclusion would have an anti-dilutive effect. The Company did not have any dilutive securities or debt for each of the six months ended June 30, 2024 and 2025.

F-14

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The standard will be effective for public companies for fiscal years beginning after December 15, 2024. The Company adopted the ASU on January 1, 2025. The additional required disclosures did not have a material impact on our consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02 Codification Improvements – Amendments to Remove References to the Concepts Statements. This ASU amends the ASC by removing references to various FASB Concepts Statements to simplify the ASC and draw a distinction between authoritative and non-authoritative literature. The amendments in this update apply to all reporting entities within the scope of the affected accounting guidance and are effective for public entities for fiscal years beginning after December 15, 2024. The Company adopted the ASU on January 1, 2025. The amendments did not have a material impact on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures. This ASU requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. ASU 2024-03 should be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient that allows entities to measure expected credit losses on current accounts receivable and contract assets by assuming that current economic conditions will remain unchanged over the asset’s life. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and for interim periods within those fiscal years. ASU 2025-05 should be applied on a prospective basis. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued    but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

3	Accounts receivable, net

	December 31, 2024	June 30, 2025	June 30, 2025
	S$	S$	US$

Accounts receivable	75,536	61,942	48,551
Less: allowance for current expected credit loss	(49,147)	(49,147)	(38,522)

Total accounts receivable	26,389	12,795	10,029

F-15

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance for current expected credit loss are as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	S$	S$	US$

Allowance for current expected credit loss, beginning balance	20,738	49,147	38,522
Addition	28,409	-	-

Allowance for current expected credit loss, ending balance	49,147	49,147	38,522

4	Contract assets

	December 31, 2024	June 30, 2025	June 30, 2025
	S$	S$	US$

Balance - beginning of the period	-	-	-
Increase resulting from satisfaction of performance obligations	-	-	-
Less: progress billings	-	-	-

Balance - end of the period	-	-	-

5	Other current assets

	December 31, 2024	June 30, 2025	June 30, 2025
	S$	S$	US$

Prepayments	79,727	6,332,931	4,963,890
Deposits	66,425	68,802	53,928
Other current assets	-	27,192	21,314
	146,152	6,428,925	5,039,132

6	Property and equipment, net

	December 31, 2024	June 30, 2025	June 30, 2025
	S$	S$	US$

Computers	17,793	18,014	14,120
Furniture and Fittings	57,272	59,351	46,520
Renovation	96,098	96,098	75,324
Office Equipment	36,097	36,163	28,345

Total	207,260	209,626	164,309
Less: accumulated depreciation	(149,195)	(165,265)	(129,538)

Net book value	58,065	44,361	34,771

Depreciation expense for the six months ended June 30, 2024 and 2025 was S$20,397 and S$16,070 (US$12,596) respectively, out of which S$5,231 and S$5,110 (US$4,005) of the depreciation expense was recognized in the cost of revenue.

F-16

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7	Investments at equity

Cuprina MENA Co., Ltd. (“Cuprina MENA”)– Saudi Arabia

As of June 30, 2025, the Company owned a 49% equity interest in Cuprina MENA Co., Ltd., an affiliate which was incorporated on May 21, 2023 with New Future Medical Services Company. This associate is principally engaged in the supply of medical devices and the operation of medical laboratories and supporting medical services.

Summarized financial information of the affiliate are set out below:

	June 30, 2024	June 30, 2025	June 30, 2025
	S$	S$	US$

As of
Current assets	17,580	9,013	7,065
Current liabilities	104,222	207,832	162,904

For the six months ended
Net loss	(68,948)	(50,558)	(39,629)
Net loss attributable to the Company	(33,785)	(24,774)	(19,418)

F-17

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8	Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has two office premise operating lease agreements with lease terms of three years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year or less.

As of June 30, 2025, the Company had the following non-cancellable operating lease contracts:

Description of lease	Lease term
Office premise – Block 1090	3 years
Office premise – Block 1092	3 years

(a) Amount recognized in the consolidated balance sheets:

	December 31, 2024	June 30, 2025	June 30, 2025
	S$	S$	US$

Right-of-use assets	30,940	10,267	8,047

Operating lease liabilities
Current	35,812	13,215	10,358
Non-current	-	-	-
	35,812	13,215	10,358

(b) A summary of lease cost recognized in the Company’s consolidated statements of operations is as follows:

	Six-month ended June 30,
	2024	2025	2025
	S$	S$	US$
Operating lease cost
Operating lease expense	22,376	21,223	16,635

(c) Supplemental cash flow information related to leases is as follows:

	Six-month ended June 30,
	2024	2025	2025
	S$	S$	US$

Cash paid for amounts included in the measurement of lease liabilities:
Cash flows for operating leases	22,376	21,223	16,635

F-18

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2024 were as follows:

Minimum lease payment
S$
Twelve months ending December 31, 2025	36,421

Total future minimum lease payments	36,421
Less imputed interest	(609)

Present value of lease liabilities	35,812
Less: current portion	(35,812)

Long-term portion	-

Future minimum lease payments under non-cancellable operating lease agreements as of June 30, 2025 were as follows:

	Minimum lease payment
	S$	US$
Twelve months ending June 30, 2026	13,274	10,404

Total future minimum lease payments	13,274	10,404
Less imputed interest	(59)	(46)

Present value of operating lease liabilities	13,215	10,358
Less: current portion	(13,215)	(10,358)

Long-term portion	-	-

The following summarizes other supplemental information about the Company’s lease as of December 31, 2024 and June 30, 2025:

	December 31, 2024	June 30, 2025
Weighted average discount rate
Operating leases	5.25%	5.25%

Weighted average remaining lease term
Operating leases	9 months	3 months

F-19

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	Accruals and other current liabilities

	December 31, 2024	June 30, 2025	June 30, 2025
	S$	S$	US$

Accruals	82	82	64
Other payables	323,889	8,042	6,304

Total	323,971	8,124	6,368

10	Equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on September 22, 2023. The original authorized share capital of the Company was US$50,000 divided into 25,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, par value US$0.001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each holder of our Class A Ordinary Share is entitled to one vote per share. Each holder of our Class B Ordinary Share is entitled to 10 votes per share.

The Company issued 3,915,000 Class A Ordinary Shares and 14,085,000 Class B Ordinary Shares, which were outstanding as of December 31, 2024.

Upon completion of the IPO and the full exercise of the underwriter’s over-allotment option on April 11, 2025 and May 8, 2025, respectively, the Company issued 7,365,000 Class A Ordinary Shares and 14,085,000 Class B Ordinary Shares, which were outstanding as of June 30, 2025.

11	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and June 30, 2025:

Name of related parties	Relationship with the Company
Cuprina Farm Sdn. Bhd.	Related Company
Cuprina Pollination Pte. Ltd.	Related Company
Pestroniks Innovations Pte. Ltd.	Related Company
Cuprina MENA CO., Ltd.	Affiliate
Cuprina Holding Pte. Ltd.	Shareholder
Jimmy Lee Peng Siew	Shareholder
Baptista Carl Marc	Shareholder
David Quek Yong Qi	Shareholder
Bryan Teo Yingjie	Shareholder
Rachel Lee Lin	Shareholder
Dorea Quek En Qi	Shareholder
De Guzman Caroline Francesca Lee Ling	Shareholder
Teo Peng Kwang	Shareholder
iCapital Holdings (SG) Pte. Ltd.	Shareholder
Ng Bee Poh	Immediate family member of a shareholder

Amount due from related companies

The Company gave advances to Cuprina Pollination Pte. Ltd. for working capital purposes. The receivable balance due from Cuprina Pollination Pte. Ltd. were S$14,521 and S$114,521 (US$89,764) as of December 31, 2024 and June 30, 2025, respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

F-20

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company gave advances to Pestroniks Innovations Pte. Ltd. for working capital purposes. The receivable balance due from Pestroniks Innovations Pte. Ltd. were S$61,170 and S$61,170 (US$47,946) as of December 31, 2024 and June 30, 2025, respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

Amount due from an affiliate

The Company gave advances to Cuprina MENA Co., Ltd. for working capital purposes. The receivable balance due from Cuprina MENA CO., Ltd. were S$92,298 and S$45,761 (US$35,868) as of December 31,2024 and June 30, 2025, respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

Amount due from shareholders

The receivable balances due from Bryan Teo Yingjie was S$605 as of December 31, 2024, and related to the outstanding share subscription with regards to the 450 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement. The balance has been fully settled as of June 30, 2025.

The receivable balances due from Rachel Lee Lin was S$605 as of December 31, 2024, and related to the outstanding share subscription with regards to the 450 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement. The balance has been fully settled as of June 30, 2025.

The receivable balances due from Dorea Quek En Qi was S$605 as of December 31, 2024, and related to the outstanding share subscription with regards to the 450 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement. The balance has been fully settled as of June 30, 2025.

The receivable balances due from De Guzman Caroline Francesca Lee Ling was S$605 as of December 31, 2024, and related to the outstanding share subscription with regards to the 450 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement. The balance has been fully settled as of June 30, 2025.

The receivable balances due from iCapital Holdings (SG) Pte. Ltd. was S$505 as of December 31, 2024, and related to the outstanding share subscription with regards to the 375 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement. The balance has been fully settled as of June 30, 2025.

Amount due to a related company

The payable balance due to Cuprina Farm Sdn. Bhd, were S$4,134 and S$4,134 (US$3,240) as of December 31, 2024 and June 30, 2025, respectively, and related to the over-settlement for the receivable balance due from Cuprina Farm Sdn. Bhd. previously. This was due to the strengthening of the Malaysian Ringgit (“MYR”) relative to the Singapore Dollar (“SGD”) as the balances was denominated in MYR. Such balance is interest free, unsecured, and due on demand without an agreement.

F-21

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Amount due to shareholders

Our shareholder, Cuprina Holding Pte. Ltd. gave advances to the Company for working capital purposes. The payable balance due to Cuprina Holding Pte. Ltd. were S$2,931,765 and S$2,930,516 (US$2,297,003) as of December 31, 2024 and June 30, 2025, respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

One of the ultimate individual shareholders, Jimmy Lee Peng Siew gave advances to the Company for working capital purposes. The payable balance due to Jimmy Lee Peng Siew was S$1,451,629 as of December 31, 2024. Out of the total payable balance, S$986,860 is unsecured, due by June 30, 2025 or upon completion of IPO, whichever is earlier, and carries an interest of 6.0%. The remaining balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of June 30, 2025.

David Quek Yong Qi gave an advance to the Company for working capital purposes. The payable balance due to David Quek Yong Qi was S$237,618 as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of June 30, 2025.

Bryan Teo Yingjie gave an advance to the Company for working capital purposes. The payable balance due to Bryan Teo Yingjie was S$105,979 as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of June 30, 2025.

Rachel Lee Lin gave an advance to the Company for working capital purposes. The payable balance due to Rachel Lee Lin was S$67,654 as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of June 30, 2025.

Dorea Quek En Qi gave an advance to the Company for working capital purposes. The payable balance due to Dorea Quek En Qi was S$6,395 as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of June 30, 2025.

Teo Peng Kwang gave an advance to the Company for working capital purposes. The payable balance due to Teo Peng Kwang was S$620,822 as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of June 30, 2025.

Ng Bee Poh, an immediate family member for one of the shareholders, David Quek Yong Qi gave an advance to the Company for working capital purposes. The payable balance due to Ng Bee Poh was S$200,000 as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of June 30, 2025.

F-22

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12	Bank loan

The Company has a five-year S$100,000 unsecured fixed rate bank loan which expires in January 2026. The bank loan carries an interest rate of 2.5% per annum.

In November 2024, the Company has secured another five-year S$200,000 unsecured fixed rate bank loan which expires in November 2029. The bank loan carries an interest rate of 8.0% per annum.

At December 31, 2024 and June 30, 2025, the carrying amount of the bank loans were S$218,978 and S$191,729 (US$150,281), respectively. Interest expenses for the six months ended June 30, 2024 and 2025 was S$221 and S$7,738 (US$6,065), respectively.

The maturities schedule is as follows:

As of December 31, 2024
Amount
Year ending December 31,	S$
2025	55,250
2026	37,556
2027	40,022
2028	43,344
2029	42,806

Total	218,978
Less: current portion	(55,250)

Long-term portion	163,728

As of June 30, 2025
	Amount	Amount
Year ending June 30,	S$	US$
2026	47,882	37,531
2027	38,458	30,144
2028	41,650	32,646
2029	45,107	35,356
2030	18,632	14,604

Total	191,729	150,281
Less: current portion	(47,882)	(37,531)

Long-term portion	143,847	112,750

F-23

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13	Income taxes

Cayman Islands and BVIs

The Company and its subsidiaries are domiciled in the Cayman Islands and British Virgin Islands. The locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

Cuprina Pte. Ltd. is incorporated in Singapore and is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Malaysia

Cuprina Malaysia Sdn. Bhd., the subsidiary, is subject to Malaysia Corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, as the subsidiary fulfilled conditions where it has paid-up capital of MYR 2.5 million or less, and gross income from business operations is not more than MYR 50 million, the tax rate is 17% on the first MYR 600,000 and 24% on amount exceeding MYR 600,000. The subsidiary has no operating profit or tax liabilities for the six months ended June 30, 2024 and 2025.

Hong Kong

The Company’s subsidiary, Cuprina Hong Kong Limited, is considered a Hong Kong tax resident enterprise under Hong Kong tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determined under Hong Kong tax laws and accounting standards at a statutory tax rate of 16.5%.

China, PRC

The Company’s subsidiary, Cuprina (Beijing) Biotechnology Co., Ltd., is considered a China tax resident enterprise under China tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determined under China tax laws and accounting standards at a statutory tax rate of 25%. The subsidiary has no operating profit or tax liabilities for the six months ended June 30, 2024 and 2025.

United States

The Company’s subsidiary, Cuprina United States Inc., is domiciled in the United States; accordingly, it is subject to corporate income tax on its taxable income as determined under United States tax laws at a federal tax rate of 21% and state tax rate range from 1% to 12%. The subsidiary has no operating profit or tax liabilities for the six months ended June 30, 2024 and 2025.

Significant components of the provision for income taxes are as follows:

Six months ended June 30,
	2024	2025	2025
	S$	S$	US$
Income tax expense is comprised of the following:
Current	-	-	-
Deferred	-	-	-

Total income tax expenses	-	-	-

F-24

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	Six months ended June 30,
	2024	2025	2025
	S$	S$	US$
Loss before tax	(670,241)	(1,950,320)	(1,528,703)

Statutory tax rate	16.6%	7.7%	7.7%
Reconciling items:
Non-deductible expenses	(0.5)%	(0.1)%	(0.1)%
Income not subject to tax	3.9%	1.1%	1.1%
Deferred tax assets on temporary differences not recognized	(20.0)%	(8.7)%	(8.7)%

Effective tax rate	-	-	-

Deferred tax

Significant components of deferred tax were as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	S$	S$	US$

Net operating loss carried forward	4,561,053	6,536,147	5,123,176

Deferred tax assets, gross	753,680	921,183	722,044
Valuation allowance	(753,680)	(921,183)	(722,044)

Deferred tax assets, net of valuation allowance	-	-	-

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the group companies operate.

The deferred tax assets not recognized as of December 31, 2024 and June 30, 2025 were S$753,680 and S$921,183 (US$722,044) respectively. The deferred tax assets not recognized were primarily related to the Company’s net loss (tax losses) carryforwards, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

F-25

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14	Other income

	Six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Government grants	151,829	16,628	13,033
Usage of ISO13485 certified facilities	-	30,000	23,515
Cash /fund transfer rebates	6	60	47
	151,835	46,688	36,595

15	Loss per share

Basic loss per share is the amount of losses available to each share of common stock outstanding during the reporting period. Diluted loss per share is the amount of losses available to each share of common stock outstanding during the reporting period adjusted to include the effect of potentially dilutive common shares.

	Six months ended June 30,
	2024	2025	2025
	S$	S$	US$
Numerator:
Net loss available to common stockholders	(704,026)	(1,975,094)	(1,548,121)

Denominator:
Weighted average common shares outstanding – basic and diluted	18,000,000	19,476,796	19,476,796

Loss per common share:
Basic and diluted (cents)	(3.91)	(10.14)	(7.95)

F-26

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16	Segment information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group in deciding how to allocate resources and in assessing performance. The Company evaluates operating results based on measures of performance, including revenue and profit. The Company currently operates in the following two reporting segments: Maggot Debridement Therapy Product and Cosmeceutical Product.

Our reportable segments consist of Maggot Debridement Therapy Product and Cosmeceutical Product. We determine our operating segments based on how the Chief Operating Decision Maker (“CODM”) manage the business, allocate resources, make operating decisions and evaluate operating performance. The Company’s CODM is the Chief Executive Officer. Our CODM reviews financial information presented on a consolidated basis accompanied by information about revenue and cost of revenue by products type along with gross profit for purposes of allocating resources and evaluating financial performance, as such we have disclosed segment information up to gross profit for each reporting segment.

As discussed in Note 2, the Company operates in two business segments – Maggot Debridement Therapy Product, which consists of operations related to the Company’s selling of maggot vials to the hospital for their treatment of respective patients; and Cosmeceutical Product, which consists of operations related to the Company’s selling of cosmeceutical product to its customer.

	Six months ended June 30,
	2024	2025	2025
	S$	S$	US$
Revenue
Maggot Debridement Therapy Product	24,013	22,705	17,797
Cosmeceutical Product	16,992	310	243
	41,005	23,015	18,040

Cost of revenues
Maggot Debridement Therapy Product	(17,176)	(22,630)	(17,738)
Cosmeceutical Product	(5,466)	-	-
	(22,642)	(22,630)	(17,738)

Gross profit
Maggot Debridement Therapy Product	6,837	75	59
Cosmeceutical Product	11,526	310	243
	18,363	385	302

There were no material transactions between reportable segments during the six months ended June 30, 2024 and June 30, 2025.

Assets by reportable segment and operating costs by reportable segment are not presented as the Company does not allocate assets to its reportable segments, nor is such information used by management for purposes of assessing performance or allocating resources.

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CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17	Commitment and Contingencies

For the details on future minimum lease payment under the non-cancelable operating leases as of December 31, 2024 and June 30, 2025, please refer to Note 8 set forth in the Notes to the Interim Condensed Consolidated Financial Statements.

As of December 31, 2024 and Jume 30, 2025, the Company did not have any capital commitments.

18	Subsequent events

The Company has assessed all subsequent events through the date that the consolidated financial statements were issued, there are no further material subsequent events   that require disclosure in these consolidated financial statements other than as follows:

(a)	On July 21, 2025, the Company appointed Dr. Ronald A. Sherman as Medical and Scientific Director of the Company with effect from September 15, 2025, and signed an agreement with Dr. Sherman for licensing his 2004 U.S. Food and Drug Administration (FDA) clearance to market Lucilia sericata Medical Maggots.

(b)	On September 9, 2025, the Company has secured exclusive licensing rights to Southeast Asia’s first medical waste recycling technology developed under the oversight of the United Nations Industrial Development Organization (UNIDO) and the Global Environment Facility (GEF), the major alliance supporting developing countries in achieving global environmental benefits. The license, signed by the Company with China-based Zhejiang Heliang Technology Co., Ltd., covers Singapore and an option to expand into ten additional Southeast Asian countries.

(c)	On November 18, 2025, the Company has signed a joint venture company agreement with Singapore-based Aiodine Laboratory Pte Ltd. (“Aiodine”) to develop, test and market that company’s novel iodine-based disinfectant solution as a treatment for chronic and acute wounds, and in other common antiseptic applications.

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